Exhibit 99.2

FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY

Northern Orion Resources Inc. ("Northern Orion")
Suite 250 – 1075 West Georgia Street
Vancouver, British Columbia V6E 3C9

ITEM 2.	DATE OF MATERIAL CHANGE

June 27, 2007

ITEM 3.	NEWS RELEASE

Issued June 27, 2007 and distributed through the facilities of Marketwire.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

Northern Orion and Yamana Gold Inc. ("Yamana") have entered into an agreement pursuant to which Yamana has agreed to acquire all of the issued and outstanding securities of Northern Orion. The transaction is subject to a number of conditions, including but not limited to Yamana acquiring at least 66 2/3 % of the issued and outstanding shares (calculated on a fully diluted basis) of Meridian Gold Inc. ("Meridian"). Yamana announced concurrently that it has made a proposal to Meridian with respect to the combination of the three companies.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

Yamana and Northern Orion have entered into an agreement pursuant to which Yamana will acquire all of the issued and outstanding securities of Northern Orion. The transaction is subject to a number of conditions, including but not limited to Yamana acquiring at least 66 2/3 % of the issued and outstanding shares of Meridian, calculated on a fully diluted basis.

Pursuant to the agreement Northern Orion shareholders would receive 0.543 of a Yamana share which, based on Yamana’s closing share price on June 27, 2007, equates to a value of C$7.07 per share. Holders of Northern Orion warrants and other convertible securities will be entitled to receive, or will receive a security in exchange that will entitle them to receive on exercise 0.543 of a Yamana share in lieu of one Northern Orion share and otherwise on the same terms as the original security. The share consideration represents a spot premium of approximately 21.3% over Northern Orion’s closing share price on June 27, 2007, and a premium of approximately 28.3% based on the 20-day average closing price. It is anticipated that the Northern Orion transaction will be structured as a statutory plan of arrangement.

In the event a consensual transaction with Meridian cannot be reached, Yamana has agreed with Northern Orion to commence an offer to acquire 100% of the outstanding common shares of Meridian on the terms of the proposal made to Meridian within 30 days of the date of the agreeement, subject to certain conditions. Yamana has proposed to Meridian the following terms: Meridian shareholders would receive 2.235 of a Yamana share plus C$3.15 in cash which, based on Yamana’s closing share price of C$13.02 on June 27, 2007, equates to total consideration of C$32.25 per share. The cash and share consideration represents a spot premium of approximately 23% over Meridian’s closing share price on June 27, 2007, and a premium of approximately 24.4% based on the 20-day average closing price.

The acquisition of Northern Orion by Yamana has the unanimous support of the Board of Directors of both Northern Orion and Yamana. GMP Securities L.P. has provided its opinion to the Board of Directors of Northern Orion that the consideration to be offered to Northern Orion shareholders pursuant to the agreement with Yamana is fair, from a financial point of view to the shareholders of Northern Orion other than Yamana. In certain circumstances set forth in the letter agreement a termination fee of C$35 million would be payable by Northern Orion to Yamana. Northern Orion has agreed to carry on business in the ordinary course and not to enter into agreements outside of the ordinary course except in respect of certain transactions involving its Agua Rica project, provided that if the Northern Orion Board of Directors were to change its recommendation of the transaction with Yamana as a result of such a transaction, Yamana would be entitled to terminate the agreement and receive the sum of the C$35 million termination fee and C$15 million.

The business combination of Yamana and Northern Orion is also subject to customary conditions, including definitive documentation, receipt of all requisite third party and regulatory approvals and consents, court approval and approval by shareholders of Northern Orion.

As part of the transaction, Northern Orion has committed to fund US$200 million of the US$300 million cash component of the Meridian offer, subject to definitive documentation. The loan is not conditional upon the completion of the transaction with Northern Orion, will be secured by shares of Meridian acquired by Yamana having an aggregate market value determined in accordance with the loan agreement of US$400 million, will bear interest at LIBOR plus 2% compounded and payable quarterly and will be repayable on the earlier of 12 months following the initial drawdown and 30 days following acquisition by Yamana of 100% of the fully diluted issued and outstanding shares of Meridian. Yamana's right to drawdown the loan is conditional upon at least 66 2/3 % of the fully diluted issued and outstanding shares of Meridian having been tendered and not withdrawn to Yamana’s offer and all other conditions to the offer having been satisfied or waived.

If the transaction involving the Company and a transaction between Yamana and Meridian is completed on the terms proposed by Yamana, Yamana would issue approximately 309.4 million new common shares (225.7 million and 83.7 million common shares to Meridian and Northern Orion shareholders, respectively) plus cash consideration of US$300 million to Meridian shareholders. On an issued basis, the pro rata shareholdings of the combined company are anticipated to be: 53.4% existing Yamana shareholders, 34% existing Meridian shareholders and 12.6% existing Northern Orion shareholders.

A copy of the agreement between Yamana and Northern Orion is filed concurrently with this Material Change Report on the Company's profile on the SEDAR website at www.sedar.com.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.	OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER

	Contact:	David Cohen, Chief Executive Officer
	Telephone:	(604) 689-9663

ITEM 9.	DATE OF REPORT

DATED at Vancouver, British Columbia, this 4th day of July, 2007.